Sustinere Holdings, Inc.

14201 N. Hayden Road, Suite A-1

Scottsdale, AZ 85260

July 31, 2018

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attn: Mr. John Reynolds, Assistant Director

Re:	Sustinere Holdings, Inc. Registration Statement on Form S-1 Comment Letter Dated July 13, 2018 File No. 333-223376

Dear Mr. Reynolds:

Sustinere Holdings, Inc. hereby requests that its registration statement on Form S-1, as amended (File No. 333-223376), be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on July 31, 2018, at 4 p.m. ET, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Neil Reithinger

Neil Reithinger, President and Principal Executive Officer

Sustinere Holdings, Inc.